Shareholder meeting

On March 31, 2008, the Annual Meeting of the Fund was held to elect two Trustees. Proxies covering 22,187,020 common and preferred shares of beneficial interest were voted at the meeting.

The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

		WITHHELD
	FOR	AUTHORITY

James F. Carlin	15,201,943	466,448
William H. Cunningham	15,202,541	465,850

The proposal to eliminate the fund’s concentration policy with respect to securities issued by financial services corporations was voted as follows:

FOR 19,290,723	AGAINST 1,060,293	ABSTAIN 1,836,004

The proposal to modify the Fund’s concentration policy with respect to investing in the utilities sector by permitting the Fund to invest in both U.S. and foreign utilities corporations, rather than only U.S. utilities corporations (as required by the current policy) was voted as follows:

FOR 19,443,690	AGAINST 1,043,429	ABSTAIN 1,699,899